UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2015

Horizon Pharma Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-35238	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

(Address of principal executive offices)

Registrant’s telephone number, including area code: 011-353-1-772-2100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), expired effective Friday, October 9, 2015, with respect to the proposed acquisition of Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”).

As previously announced on September 8, 2015, Horizon Pharma commenced an exchange offer for all of the outstanding shares of Depomed common stock. Under the terms of the offer, tendering Depomed shareholders would be able to exchange each share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The expiration of the HSR waiting period satisfies one of the conditions required to consummate the offer. Other conditions remain to be satisfied, including, among others, the redemption or removal of certain poison pill rights that the Depomed board of directors has the unilateral ability to remove, the tender of a majority of the total number of outstanding Depomed common stock shares on a fully diluted basis and the affirmative vote at a special meeting of the shareholders of Horizon Pharma to approve the issuance of Horizon Pharma’s ordinary shares in the acquisition.

The offer is scheduled to expire at 5 p.m., Eastern time, on November 6, 2015, but may be extended by Horizon Pharma. If the exchange offer is completed, Horizon Pharma would expect to complete a second-step merger as soon as practicable thereafter in order to acquire the remaining Depomed common stock.

Additional Information

This Current Report on Form 8-K does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC.

Subject to further developments, Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This Current report on Form 8-K is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

Investors and security holders may obtain free copies of the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 9, 2015	HORIZON PHARMA PUBLIC LIMITED COMPANY

	By:	/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer